Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

September 21, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:        Transamerica Funds (the “Registrant”)

    (File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comment on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (“the Amendment”) (Accession Number: 0001193125-18-089242) filed with the Securities and Exchange Commission under Rule 485(a) of the Securities Act of 1933, as amended, on March 20, 2018. The purpose of the Amendment is to register Transamerica International Stock (the “Fund”), a new series of the Registrant. The Staff’s comment was conveyed to the Registrant on May 4, 2018.

The Staff requested that the Registrant provide, via Edgar Correspondence, the information required by Form N-1A in the “Annual Fund Operating Expenses” section of the prospectuses, including all line items and footnotes for the Fund. The Registrant furnishes the requested information below.

Transamerica International Stock (Retail Prospectus)

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I	Class R6
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.50%	None	None
Maximum deferred sales charges (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class I	Class R6
Management fees	0.70%	0.70%	0.70%
Distribution and service (12b-1) fees	0.25%	0.00%	0.00%
Other expenses[1]	0.38%	0.28%	0.19%
Total annual fund operating expenses	1.33%	0.98%	0.89%
Fee waiver and/or expense reimbursement[2]	0.08%	0.00%	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.25%	0.98%	0.89%

[1]	Other expenses are based on estimates for the current fiscal year.
[2]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2020 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 1.25% for Class A shares, 1.00% for Class I shares and 1.00% for Class R6 shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2020 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class. A class may reimburse TAM only if such reimbursement does not cause, on any particular business day of the fund, the class’s total annual operating expenses (after the reimbursement is taken into account) to exceed the applicable limits described above or any other lower limit then in effect.

Transamerica International Stock (Class I2 Prospectus)

Shareholder Fees (fees paid directly from your investment)

Class I2
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charges (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class I2
Management fees	0.70%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.19%
Total annual fund operating expenses	0.89%

[1]	Other expenses are based on estimates for the current fiscal year.

Please call 727-299-1311 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution Transamerica Asset Management, Inc.